SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. IC-29464; 812-13808]

Citigroup Global Markets Inc., et al.; Notice of Application and Temporary Order

October 19, 2010

Agency: Securities and Exchange Commission ("Commission").

Action: Temporary order and notice of application for a permanent order under section 9(c) of the Investment Company Act of 1940 ("Act").

Summary of Application: Applicants have received a temporary order exempting them from section 9(a) of the Act, with respect to an injunction entered against Citigroup Inc. ("Citigroup") on October 19, 2010 by the United States District Court for the District of Columbia (the "Injunction"), until the Commission takes final action on an application for a permanent order. Applicants also have applied for a permanent order.

Applicants: Citigroup Global Markets Inc. ("CGMI"), CEFOF GP I Corp. ("CEFOF"), CELFOF GP Corp. ("CELFOF"), Citibank, N.A. ("Citibank"), Citigroup Alternative Investments LLC ("Citigroup Alternative"), Consulting Group Advisory Services LLC ("Advisory Services"), Citigroup Capital Partners I GP I Corp. ("CCP I"), and Citigroup Capital Partners I GP II Corp. ("CCP II") (collectively, "Applicants").[1]

Filing Date: The application was filed on July 29, 2010 and amended on July 30, 2010, and amended on October 19, 2010.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to

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[1] Applicants request that any relief granted pursuant to the application also apply to any other company of which Citigroup is or hereafter may become an affiliated person within the meaning of section 2(a)(3) of the Act (together with the Applicants, the "Covered Persons").

the Commission's Secretary and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on November 12, 2010, and should be accompanied by proof of service on Applicants, in the form of an affidavit, or for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: CGMI , CEFOF, CELFOF, CCP I and CCP II, 388 Greenwich Street, New York, NY 10013; Citibank, 399 Park Avenue, New York, NY 10043; Citigroup Alternative, 731 Lexington Avenue, 28th Floor, New York, NY 10022; and Advisory Services, 222 Delaware Avenue, Wilmington, DE 19801.

For Further Information Contact: Laura J. Riegel, Senior Counsel, at (202) 551-6873, or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a temporary order and a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.   Each of the Applicants is either an indirect wholly-owned subsidiary of Citigroup or is owned by an entity in which Citigroup has an indirect interest. Citigroup is a global financial holding company whose businesses provide a broad range of financial

services. CGMI is registered as a broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act") and serves as principal underwriter for one or more registered investment companies ("Funds"). Citigroup Alternative and Advisory Services are registered as investment advisers under the Investment Advisers Act of 1940 and serve as investment advisers for one or more Funds. CEFOF, CELOF, Citibank, Citigroup Alternative, CCP I and CCP II ("ESC Advisers") serve as investment advisers to certain employees' securities companies within the meaning of section 2(a)(13) of the Act, which provide investment opportunities for certain eligible employees, officers, directors and persons on retainer of Citigroup and its affiliates ("ESCs" and included in the term "Funds").[2]

2. On October 19, 2010, the United States District Court for the District of Columbia ("District Court") entered a judgment against Citigroup ("Judgment") in a matter brought by the Commission.[3] The Commission alleged in the complaint ("Complaint") that Citigroup had violated section 17(a)(2) of the Securities Act of 1933 and section 13(a) of the Exchange Act and Exchange Act rules 12b-20 and 13a-11 in connection with disclosures made between July 2007 and October 2007 about the subprime exposure in Citigroup's investment banking unit. Without admitting or denying the allegations in the Complaint, except as to jurisdiction, Citigroup consented to the entry of the Judgment that included, among other things, the entry of the Injunction, a civil penalty of $75 million, and certain undertakings requested by the District Court.

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[2] Greenwich Street Employees Fund, L.P., et al., Investment Company Act Release Nos. 25324 (Dec. 21, 2001) (notice) and 25367 (Jan. 16, 2002) (order) ("ESC Order").

[3] Securities and Exchange Commission v. Citigroup Inc., Judgment on Consent Against Defendant Citigroup Inc., Civil Action No. 1:10-cv-01277 (ESH) (D.D.C. October 19, 2010).

Applicants' Legal Analysis:

1.   Section 9(a)(2) of the Act, in relevant part, prohibits a person who has been

enjoined from engaging in or continuing any conduct or practice in connection with the

purchase or sale of a security or in connection with activities as an underwriter, broker or

dealer, from acting, among other things, as an investment adviser or depositor of any

registered investment company or a principal underwriter for any registered open-end

investment company, registered unit investment trust or registered face-amount certificate

company. Section 9(a)(3) of the Act makes the prohibition in section 9(a)(2) applicable to

a company, any affiliated person of which has been disqualified under the provisions of

section 9(a)(2). Section 2(a)(3) of the Act defines "affiliated person" to include any person

directly or indirectly controlling, controlled by, or under common control with, the other

person. Applicants state that Citigroup is an affiliated person of each of the Applicants

within the meaning of section 2(a)(3) of the Act. Applicants state that the entry of the

Injunction results in Applicants being subject to the disqualification provisions of section

9(a) of the Act.

2.   Section 9(c) of the Act provides that the Commission shall grant an

application for exemption from the disqualification provisions of section 9(a) if it is

established that these provisions, as applied to the Applicants, are unduly or

disproportionately severe or that the Applicants' conduct has been such as not to make it

against the public interest or the protection of investors to grant the exemption. Applicants

have filed an application pursuant to section 9(c) seeking a temporary and permanent order

exempting them and Covered Persons from the disqualification provisions of section 9(a)

of the Act.

3.   Applicants believe they meet the standard for exemption specified in section 9(c). Applicants state that the prohibitions of section 9(a) as applied to the Applicants would be unduly and disproportionately severe and that the conduct of Applicants has been such as not to make it against the public interest or the protection of investors to grant the exemption from section 9(a).

4.   Applicants state that the alleged conduct giving rise to the Injunction did not involve any of the Applicants acting in the capacity of investment adviser, subadviser or depositor to a Fund, or principal underwriter for any Fund, and no such Funds bought or held any securities issued by Citigroup during the period of misconduct alleged in the Complaint, other than with respect to index Funds. Applicants also state that none of the current or former directors, officers, or employees of the Applicants participated in the violative conduct alleged in the Complaint, with the exception of one employee of an Applicant. Applicants further state that the personnel at Citigroup who were involved in the violations alleged in the Complaint are either no longer employed at Citigroup or have had no and will not have any future involvement in providing advisory, subadvisory or depository services to the Funds, or principal underwriting services to the Funds.

5.   Applicants state that the inability of the Applicants to continue to serve as investment adviser, depositor or principal underwriter to the Funds would result in potentially severe financial hardships for the Funds and their shareholders. The Applicants have distributed, or will distribute as soon as reasonably practical, written materials, including an offer to meet in person to discuss the materials, to the board of directors of each Fund, including the directors who are not "interested persons," as defined in section 2(a)(19) of the Act, of such Fund, and their independent legal counsel as defined in rule 0-

1(a)(6) under the Act, if any, regarding the Judgment, any impact on the Funds, and the

application. The Applicants state they will provide the Funds with all information

concerning the Judgment and the application that is necessary for the Funds to fulfill their

disclosure and other obligations under the federal securities laws.

6.	Applicants also state that, if they were barred from continuing to serve as

investment adviser or principal underwriter to the Funds, the effect on their businesses and

employees would be severe. Applicants state that they have committed substantial

resources to establish an expertise in providing services covered by section 9(a) of the Act

to Funds. Applicants further state that prohibiting them from continuing to serve as

investment adviser or principal underwriter to Funds would not only adversely affect their

businesses, but would also adversely affect approximately 250 employees that are involved

in those activities. Applicants also state that disqualifying the ESC Advisers from

continuing to provide investment advisory services to ESCs is not in the public interest or

in furtherance of the protection of investors. Because the ESCs have been formed for

certain eligible, officers, directors and persons on retainer of Citigroup and its affiliates, it

would not be consistent with the purposes of the ESC provisions of the Act or the ESC

Order to require another entity not affiliated with Citigroup to manage the ESCs. In

addition, participating employees of Citigroup and its affiliates subscribed for interests

with the expectation that the ESCs would be managed by an affiliate of Citigroup.

7.	Applicants previously have received exemptions under section 9(c) as the

result of conduct that triggered section 9(a) as described in greater detail in the application.

<u>Applicants' Condition</u>:

Applicants agree that any order granting the requested relief will be subject to the following condition:

Any temporary exemption granted pursuant to the application shall be without prejudice to, and shall not limit the Commission's rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including without limitation, the consideration by the Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the application or the revocation or removal of any temporary exemptions granted under the Act in connection with the application.

<u>Temporary Order</u>:

The Commission has considered the matter and finds that Applicants have made the necessary showing to justify granting a temporary exemption.

Accordingly,

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that the Applicants and any other Covered Persons are granted a temporary exemption from the provisions of section 9(a), solely with respect to the Injunction, subject to the condition in the application, from October 19, 2010, until the Commission takes final action on their application for a permanent order.

By the Commission.

Elizabeth M. Murphy
Secretary